EXHIBIT 4.3

AMENDMENT TO EZCHIP SEMICONDUCTOR LTD. 2003 AMENDED AND RESTATED EQUITY INCENTIVE PLAN,

DATED JANUARY 7, 2014

Effective as of January 7, 2014, the EZchip Semiconductor Ltd. 2003 Amended and Restated Equity Incentive Plan (the “Plan”) is hereby amended as follows (the “Amendment”):

1.     Section 7.1 of the Plan shall be deleted in its entirety and replaced with the following:

“Subject to adjustments as set forth in Section 9 below, as of January 1, 2014, a total of 1,154,740 Shares shall be reserved and authorized for the purpose of grants under the Plan after January 1, 2014; provided, however, that on January 1st of each year, to the extent the number of Shares reserved, authorized and available for issuance under Plan on such date is less than 4% of the number of Shares issued and outstanding on such date, the number of Shares reserved, authorized and available for issuance under the Plan shall automatically increase on such date to equal 4% of the number of Shares issued and outstanding on such date. Any Shares which remain unissued and which are not subject to outstanding Awards at the termination of the Plan shall cease to be reserved for the purpose of the Plan, but until termination of the Plan the Company shall at all times reserve sufficient number of Shares to meet the requirements of the Plan. Should any Award for any reason expire or be canceled prior to its exercise or relinquishment in full, the Shares therefore subject to such Award may again be subjected to an Award under the Plan or under the Company’s other equity incentive plans. Any Shares subject to an Award shall be counted against the numerical limits of this Section 7.1 as one Share for every Share subject thereto. Notwithstanding anything to the contrary, Shares reserved and authorized under the Plan for Awards outstanding under the Plan as of January 1, 2014 shall remain reserved and authorized for all purposes.”

2.     Section 15 of the Plan shall be deleted in its entirety and replaced with the following:

“The Plan will become effective upon its adoption by the Board and will remain in effect until terminated pursuant to Section 16 of the Plan.”

3.     Except as explicitly amended by this Amendment, all other terms of the Plan shall remain in full force and effect.